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Exhibit 99.1

Second Quarter Report 2010

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported second quarter net income of $100.4 million, or $0.64 per share, compared to net income of $1.2 million, or $0.01 per share, in the second quarter of 2009. In the second quarter of 2010, the operating margin increased 150% to $180.9 million from $72.1 million in the second quarter of 2009 due to an overall strong operating performance and the substantial increase in production by the Company's newly operating mines. Gold production in the second quarter of 2010 more than doubled to 257,728 ounces from 119,053 ounces in the second quarter of 2009 due to the commencement of production at the Kittila, Lapa, Pinos Altos and Meadowbank Mines. Cash provided by operating activities was $161.6 million in the second quarter of 2010 compared to cash provided from operating activities of $26.4 million in the prior year's second quarter. The substantial increase in cash provided by operating activities resulted from significantly higher gold production and higher prices for all metals.

        The table below summarizes the key variances in net income for the second quarter of 2010 from the net income reported for the same period in 2009:

(millions of dollars)	Second Quarter	Year to Date
Increase in gold revenue	$206.1	$319.9
Increase in silver revenue	7.5	11.4
Increase in zinc revenue	3.9	15.5
Decrease in copper revenue	(3.2)	(0.7)
Higher production costs due to stronger Canadian dollar net of weaker Euro	(22.3)	(37.3)
Higher production costs (due to additional mines)	(83.3)	(136.8)
Increased depreciation & amortization (due to additional mines)	(28.5)	(46.9)
Higher non cash foreign currency translation gains	34.1	17.7
Lower income and mining taxes	3.2	(40.7)
Increased interest expense	(13.0)	(16.6)
Increased general & administrative	(10.0)	(19.6)
Increased corporate costs and other	(1.3)	(4.7)

Net variance	$93.2	$61.2

        On March 1, 2010, the Meadowbank Mine achieved commercial production. During the second quarter, the Meadowbank Mine achieved an operating profit (before depreciation) of $35.2 million compared to $2.2 million during the first quarter of 2010.

        In the second quarter of 2010, revenues from mining operations increased to $347.5 million from $133.1 million in the second quarter of 2009. This was mainly due to the increase in gold production by the Kittila, Lapa, Pinos Altos and Meadowbank Mines that were not in commercial production for all or part of the second quarter of 2009. These four mines produced an incremental 142,487 ounces during the second quarter of 2010 when compared to the second quarter of 2009. In addition, during the second quarter of 2010, there were higher realized prices for all metals when compared to the second quarter of 2009.

        In the second quarter of 2010, total cash costs per ounce increased to $487 per ounce of gold produced from $326 per ounce in the second quarter of 2009. This increase in total cash costs is attributable to the fact that the Kittila, Lapa and Meadowbank Mines are only producing gold with no credits against production costs from byproduct revenue and that the Meadowbank Mine is ramping production up to design capacity since its commencement of commercial production in March 2010.

        During the second quarter of 2010, production costs increased to $166.6 million from $61.0 million in the second quarter of 2009 due to the production at the Kittila, Lapa, Pinos Altos and Meadowbank Mines. Production costs also increased due to the strengthening of the Canadian dollar which was partially offset by the weakening of the Euro. Also during the second quarter of 2010, depreciation and amortization expense increased to $44.0 million from $15.5 million also due to the increased production at the Company's new mines.

        In the second quarter of 2010, general and administrative expense increased to $23.2 million from $13.3 million in the second quarter of 2009 mainly due to an increase in stock option expense and the holding of the Meadowbank opening ceremony in Nunavut. Also during the second quarter, interest expense increased to $15.3 million from $2.3 million during the second quarter of 2009 due to the expensing of interest in 2010 versus capitalization of interest to the Company's construction projects in 2009.

        During the second quarter of 2010, there was a non-cash foreign currency translation gain of $17.4 million compared to a loss of $16.7 million in the second quarter of 2009 due to the weakening of the Canadian dollar and the Euro against the US dollar. Also in the second quarter, income and mining taxes decreased to $8.2 million from $17.4 million in the second quarter of 2009. This was mainly due to the Company's election to commence using the US dollar as its functional currency for Quebec income tax purposes as the relevant tax legislation for the Province of Quebec was enacted in the second quarter of 2010.

        The following tables provides a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
LaRonde	$46,605	$41,526	$92,087	$79,773
Goldex	16,469	12,479	30,269	23,950
Lapa	17,830	3,818	34,209	3,818
Kittila	18,100	3,190	41,118	3,190
Pinos Altos	18,537	—	32,386	—
Meadowbank	49,032	—	54,731	—

Total production costs per Consolidated Statements of Income	$166,573	$61,013	$284,800	$110,731

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$46,605	$41,526	$92,087	$79,773
Adjustments:
Byproduct revenues	(39,252)	(37,031)	(77,643)	(58,857)
Inventory adjustment(i)	4,203	2,138	4,967	1,109
Non-cash reclamation provision	(337)	(293)	(672)	(567)

Cash operating costs	$11,219	$6,340	$18,739	$21,458

Gold production (ounces)	41,533	58,034	86,569	109,372

Total cash costs (per ounce)(ii)	$270	$109	$216	$196

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$46,605	$41,526	$92,087	$79,773
Adjustments:
Inventory adjustment(iii)	4,203	2,137	4,967	1,109
Non-cash reclamation provision	(337)	(293)	(672)	(567)

Minesite operating costs (US$)	$50,471	$43,370	$96,382	$80,315

Minesite operating costs (C$)	$52,125	$48,602	$99,202	$95,096

Tonnes of ore milled (000's tonnes)	660	656	1,324	1,305

Minesite costs per tonne (C$)(iv)	$79	$74	$75	$73

Goldex Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$16,469	$12,479	$30,269	$23,950
Adjustments:
Byproduct revenues	(8)	—	(14)	—
Inventory adjustment(i)	(690)	586	1,411	1,329
Non-cash reclamation provision	(54)	(50)	(108)	(96)

Cash operating costs	$15,717	$13,015	31,558	$25,183

Gold production (ounces)	48,334	35,645	90,603	71,604

Total cash costs (per ounce)(ii)	$325	$365	$348	$352

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$16,469	$12,479	30,269	$23,950
Adjustments:
Inventory adjustment(iii)	(690)	586	1,411	1,329
Non-cash reclamation provision	(54)	(50)	(108)	(96)

Minesite operating costs (US$)	$15,725	$13,015	$31,572	$25,183

Minesite operating costs (C$)	$16,197	$14,887	$32,510	$30,079

Tonnes of ore milled (000's tonnes)	667	626	1,334	1,235

Minesite costs per tonne (C$)(iv)	$24	$24	$24	$24

Lapa Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$17,830	$3,818	$34,209	$3,818
Adjustments:
Byproduct revenues	(7)	—	(27)	—
Inventory adjustment(i)	(2,038)	7,191	(2,964)	7,191
Non-cash reclamation provision	(14)	(7)	(28)	(7)

Cash operating costs	$15,771	$11,002	$31,190	$11,002

Gold production (ounces)	28,927	11,603	60,480	11,603

Total cash costs (per ounce)(ii)	$545	$948	$516	$948

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$17,830	$3,818	$34,209	$3,818
Adjustments:
Inventory adjustment(iii)	(2,038)	7,191	(2,964)	7,191
Non-cash reclamation provision	(14)	(7)	(28)	(7)

Minesite operating costs (US$)	$15,778	$11,002	$31,217	$11,002

Minesite operating costs (C$)	$16,347	$12,145	$32,179	$12,145

Tonnes of ore milled (000's tonnes)	139	81	267	81

Minesite costs per tonne (C$)(iv)	$118	$149	$120	$149

Kittila Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$18,100	$3,190	$41,118	$3,190
Adjustments:
Byproduct revenues	(5)	—	(30)	—
Inventory adjustment(i)	1,146	4,784	(3,702)	4,784
Non-cash reclamation provision	(65)	(62)	(164)	(62)

Cash operating costs	$19,176	$7,912	$37,222	$7,912

Gold production (ounces)	31,593	12,018	56,140	12,018

Total cash costs (per ounce)(ii)	$607	$658	$663	$658

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$18,100	$3,190	$41,118	$3,190
Adjustments:
Inventory adjustment(iii)	1,146	4,784	(3,702)	4,784
Non-cash reclamation provision	(65)	(62)	(164)	(62)

Minesite operating costs (US$)	$19,181	$7,912	$37,252	$7,912

Minesite operating costs (EUR)	€14,111	€5,717	€28,026	€5,717

Tonnes of ore milled (000's tonnes)	220	132	437	132

Minesite costs per tonne (EUR)(iv)	€64	€43	€64	€43

Pinos Altos Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$18,537	$—	$32,386	$—
Adjustments:
Byproduct revenues	(4,885)	—	(8,572)	—
Inventory adjustment(i)	(1,115)	—	378	—
Non-cash reclamation provision	(214)	—	(428)	—

Cash operating costs	$12,323	$—	$23,764	$—

Gold production (ounces)	29,665	—	55,893	—

Total cash costs (per ounce)(ii)	$415	$—	$425	$—

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$18,537	$—	$32,386	$—
Adjustments:
Inventory adjustment(iii)	(1,115)	—	378	—
Non-cash reclamation provision	(214)	—	(428)	—

Minesite operating costs (US$)	$17,208	$—	$32,336	$—

Tonnes of ore processed (000's tonnes)	553	—	1,004	—

Minesite costs per tonne (US$)(iv)	$31	$—	$32	$—

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$49,032	$—	$54,731	$—
Adjustments:
Byproduct revenues	(232)	—	(258)	—
Inventory adjustment(i)	3,031	—	12,192	—
Non-cash reclamation provision	(367)	—	(494)	—

Cash operating costs	$51,464	$—	$66,171	$—

Gold production (ounces)	77,676	—	95,191	—

Total cash costs (per ounce)(ii)	$663	$—	$695	$—

(thousands of dollars, except where noted)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Production costs per Consolidated Statements of Income	$49,032	$—	$54,731	$—
Adjustments:
Inventory adjustment(iii)	3,031	—	12,192	—
Non-cash reclamation provision	(367)	—	(494)	—

Minesite operating costs (US$)	$51,696	$—	$66,429	$—

Minesite operating costs (C$)	$53,642	$—	$68,759	$—

Tonnes of ore milled (000's tonnes)	570	—	733	—

Minesite costs per tonne (C$)(iv)	$94	$—	$94	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments (if any) and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At June 30, 2010, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $152.8 million, while working capital was $459.2 million. At December 31, 2009, the Company had $163.6 million in cash, cash equivalents, short-term investments and restricted cash and $413.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $161.6 million in the second quarter of 2010 compared to cash provided by operating activities of $26.4 million in the second quarter of 2009. In the second quarter of 2010, revenues from mining operations increased to $347.5 million from $133.1 million in the second quarter of 2009. This was mainly due to the increase in gold production by the Kittila, Lapa, Pinos Altos and Meadowbank Mines that were not in commercial production during the full second quarter of 2009 and the higher realized sales prices for all metals.

        For the three months ended June 30, 2010, capital expenditures were $117.0 million compared to $155.0 million in the three months ended June 30, 2009. The significant capital expenditures during the second quarter of 2010 pertained to sustaining capital for the Company's six operating mines, the LaRonde depth extension project and the Creston Mascota project. The capital expenditures were significantly lower during the second quarter of 2010 when compared to the second quarter of 2009 due to the completion of construction activities at the Kittila, Lapa, Pinos Altos and Meadowbank Mines.

        During the second quarter of 2010, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The net proceeds from the sale of the notes have been used to reduce amounts outstanding under the Company's credit lines during the quarter. Also during the second quarter, the Company increased and extended its credit facility to $1.2 billion. The current facility has lower standby-fees and draw spreads and matures in June 2014. At June 30, 2010, the remaining outstanding balance owing on the bank facility amounts to $135 million.

        Subsequent to the second quarter of 2010, the Company and Meliadine Holdings Inc. (formerly Comaplex Minerals Corp.) ("Meliadine") jointly announced the completion of the acquisition of Meliadine by Agnico-Eagle. Agnico-Eagle acquired all of the shares of Meliadine (the "Meliadine Shares") that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the arrangement, Agnico-Eagle issued a total of 10.2 million shares to the shareholders of Meliadine other than Agnico-Eagle.

        Additionally, each Meliadine shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") received one common share of Geomark Exploration Ltd. ("Geomark") for each Meliadine Share held prior to the acquisition of Meliadine by Agnico-Eagle. Pursuant to the arrangement, Meliadine transferred to Geomark all assets and related liabilities other than those relating to the Meliadine gold exploration properties and related assets in Nunavut. The Geomark assets include all of Meliadine's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Meliadine's 100% owned interest in the advanced stage Meliadine gold project located in Nunavut, Canada is approximately 300 kilometres from Agnico-Eagle's producing Meadowbank Mine. The Company believes the acquisition of Meliadine is consistent with its corporate strategy to "acquire small, think big." The Meliadine gold project is an early stage opportunity in a region that the Company believes is of low political risk and well matched to Agnico-Eagle's skills and abilities. The Company believes it will be able to leverage off its operations base in Quebec, Canada and create synergies with its current Arctic gold mining activities at the Meadowbank Mine.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data continues to show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The recent economic turmoil in Europe will compound the global volatility issues.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2010 Actual	2009 Actual	2010 Actual	2009 Actual
Income Contribution Analysis
LaRonde Mine	$43,614	$50,652	$89,001	$88,299
Goldex Mine	42,635	19,107	69,059	37,573
Lapa Mine	20,204	(833)	41,477	(833)
Kittila Mine	16,625	3,145	28,095	3,145
Pinos Altos Mine	22,626	—	35,257	—
Meadowbank Mine	35,179	—	37,350	—

Operating margin	180,883	72,071	300,239	128,184
Amortization	44,003	15,470	74,506	27,600
Corporate expenses	28,332	38,016	75,910	52,663

Income before tax	108,548	18,585	149,823	47,921
Tax provision	8,189	17,358	27,131	(7,647)

Net income for the period	$100,360	$1,227	$149,823	$55,568

Net income per share — basic	$0.64	$0.01	$0.78	$0.36
Net income per share — diluted	$0.63	$0.01	$0.77	$0.35
Cash flows
Operating cash flow	$161,574	$26,369	$236,065	$75,192
Investing cash flow	$(116,826)	$(155,730)	$(236,155)	$(311,152)
Financing cash flow	$(10,422)	$88,247	$(12,068)	$304,694
Realized prices per sales volume (US$)
Gold (per ounce)	$1,222	$962	$1,168	$965
Silver (per ounce)	$19.29	$14.32	$18.94	$13.93
Zinc (per tonne)	$1,890	$1,698	$2,057	$1,421
Copper (per tonne)	$6,581	$5,832	$6,934	$5,058
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	41,533	58,034	86,569	109,372
Goldex Mine	48,334	35,645	90,603	71,604
Kittila Mine	31,593	13,771	56,140	18,285
Lapa Mine	28,927	11,603	60,480	11,603
Pinos Altos Mine	29,665	—	55,893	—
Meadowbank Mine	77,676	—	96,275	—

	257,728	119,053	445,960	210,864

Silver (ounces in thousands)
LaRonde Mine	860	1,034	1,735	2,063
Pinos Altos Mine	248	—	470	—
Meadowbank	12	—	14	—

	1,120	1,034	2,219	2,063
Zinc (LaRonde Mine) (tonnes)	18,465	14,928	32,689	28,219
Copper (LaRonde Mine) (tonnes)	1,056	2,066	2,108	3,748
Payable metal sold
Gold (ounces)
LaRonde Mine	41,666	59,608	86,906	110,203
Goldex Mine	48,310	33,501	86,173	66,965
Kittila Mine	28,588	6,780	59,262	6,780
Lapa Mine	31,920	3,167	66,113	3,167
Pinos Altos Mine	30,634	—	51,599	—
Meadowbank Mine	70,182	—	77,285	—

	251,300	103,056	427,338	187,115

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (Continued)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2010 Actual	2009 Actual	2010 Actual	2009 Actual
Silver (ounces in thousands)
LaRonde Mine	884	1,012	1,659	2,024
Pinos Altos Mine	267	—	487	—
Meadowbank Mine	14	—	14	—

	1,165	1,012	2,160	2,024
Zinc (LaRonde Mine) (tonnes)	15,437	12,804	29,966	29,861
Copper (LaRonde Mine) (tonnes)	1,043	2,066	2,090	3,752
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$270	$109	$216	$196
Goldex Mine	325	365	348	352
Kittila Mine	607	658	663	658
Lapa Mine	545	948	516	948
Pinos Altos Mine	415	—	425	—
Meadowbank Mine	663	—	695	—

Weighted average	$487	$326	$469	$320

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.
(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$91,171	$73,235	$105,831	$133,084	$149,250	$225,597	$237,583	$347,456
Production costs	50,525	46,645	49,718	61,013	88,652	106,935	118,227	166,573

Gross profit (exclusive of amortization shown below)	$40,646	$26,590	$56,113	$72,071	$60,598	$118,662	$119,356	$180,883
Amortization	9,049	12,538	12,130	15,470	23,200	21,661	30,503	44,003

Gross profit	$31,597	$14,052	$43,983	$56,601	$37,398	$97,001	$88,853	$136,880

Net income (loss) for the period	$14,038	$21,874	$54,341	$1,227	$(16,966)	$47,936	$22,332	$100,360
Net income (loss) per share (basic)	$0.10	$0.15	$0.35	$0.01	$(0.11)	$0.31	$0.14	$0.64
Net income (loss) per share (diluted)	$0.10	$0.15	$0.35	$0.01	$(0.11)	$0.30	$0.14	$0.63
Cash provided by (used in) operating activities	$20,239	$(46,443)	$48,823	$26,369	$(13,787)	$53,701	$74,491	$161,574
Cash used in investing activities	$(260,811)	$(260,134)	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(119,329)	$(116,826)
Cash provided (used in) by financing activities	$213,983	$262,015	$216,447	$88,247	$217,590	$37,534	$(1,646)	$(10,422)
Weighted average number of common shares outstanding (basic — in thousands)	143,831	148,041	155,184	155,805	156,164	156,570	156,692	156,899

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$147,807	$160,280
Short-term investments	3,139	3,313
Restricted cash	1,840	—
Trade receivables	65,355	93,571
Inventories:
Ore stockpiles	50,052	41,286
Concentrates and dore	49,491	31,579
Supplies	97,329	100,885
Available-for-sale securities (note 7)	150,707	111,967
Other current assets	82,419	61,159
Fair value of derivative financial instruments (note 10)	3,873	—

Total current assets	652,012	604,040

Other assets	77,652	33,641
Future income and mining tax assets	25,869	27,878
Property, plant and mine development	3,739,239	3,581,798

	$4,494,772	$4,247,357

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$153,978	$143,477
Dividends payable	—	28,199
Interest payable	9,889	1,666
Income taxes payable	19,196	4,501
Capital leases	8,125	11,955
Fair value of derivative financial instruments (note 10)	1,622	662

Total current liabilities	192,810	190,460

Long-term debt (note 8)	735,000	715,000
Reclamation provision and other liabilities	107,465	96,255
Future income and mining tax liabilities (note 9)	509,958	493,881
SHAREHOLDERS' EQUITY
Common shares (note 5)	2,397,106	2,378,759
Stock options (note 6)	89,955	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	338,850	216,158
Accumulated other comprehensive income	83,604	51,049

Total shareholders' equity	2,949,539	2,751,761

	$4,494,772	$4,247,357

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
REVENUES
Revenues from mining operations	$347,456	$133,084	$585,039	$238,915
COSTS, EXPENSES AND OTHER INCOME
Production	166,573	61,013	284,800	110,731
Exploration and corporate development	12,955	9,735	20,459	15,984
Amortization of plant and mine development	44,003	15,470	74,506	27,600
General and administrative	23,240	13,253	51,670	32,053
Provincial capital tax	742	1,473	155	2,582
Interest	15,309	2,335	19,813	3,204
Gain on derivative financial instruments	(5,705)	—	(5,156)	—
Interest and sundry income (note 10)	(783)	(5,103)	(2,159)	(9,796)
Gain on sale of available-for-sale securities (note 7)	—	(341)	(346)	(535)
Foreign currency translation loss (gain)	(17,427)	16,664	(8,526)	9,171

Income before income, mining and federal capital taxes	108,549	18,585	149,823	47,921
Income and mining tax expense (recovery) (note 9)	8,189	17,358	27,131	(7,647)

Net income for the period	$100,360	$1,227	$122,692	$55,568

Net income per share — basic	$0.64	$0.01	$0.78	$0.36

Net income per share — diluted	$0.63	$0.01	$0.77	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,899	155,805	156,789	155,498
Diluted	159,920	157,763	159,585	157,432
Comprehensive income:
Net income for the period	$100,360	$1,227	$122,692	$55,568

Other comprehensive income:
Unrealized gain on hedging activities	—	12,106	—	9,258
Unrealized gain on available-for-sale securities	23,343	14,337	32,971	19,409
Adjustments for derivative financial instruments maturing during the period	—	(1,287)	—	1,450
Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the period	—	—	(346)	—
Amortization of unrecognized gain on pension liability	(47)	7	(94)	14
Tax effect of other comprehensive income items (note 9)	12	(2,923)	24	(2,895)

Other comprehensive income for the period	23,308	22,240	32,555	27,236

Comprehensive income for the period	$123,668	$23,467	$155,247	$82,804

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Retained earnings
Balance, beginning of period	$238,490	$211,882	$216,158	$157,541
Net income for the period	100,360	1,227	122,692	55,568

Balance, end of period	$338,850	$213,109	$338,850	$213,109

Accumulated other comprehensive income (loss)
Balance, beginning of period	$60,296	$(15,612)	$51,049	$(20,608)
Other comprehensive income for the period	23,308	22,240	32,555	27,236

Balance, end of period	$83,604	$6,628	$83,604	$6,628

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Operating activities
Net income for the period	$100,360	$1,227	$122,692	$55,568
Add (deduct) items not affecting cash:
Amortization of plant and mine development	44,003	15,470	74,506	27,600
Future income and mining taxes	431	17,209	13,526	(7,929)
Gain on sale of available-for-sale securities and derivative financial instruments	(3,716)	(4,400)	(4,175)	(7,326)
Stock-based compensation	11,167	5,585	26,335	17,767
Foreign currency translation loss (gain)	(17,427)	16,664	(8,526)	9,171
Other	4,081	2,004	7,072	83
Changes in non-cash working capital balances
Trade receivables	7,826	(17,314)	28,216	(32,511)
Income taxes payable	10,771	2,570	14,695	1,977
Other taxes recoverable	(8,985)	(3,962)	(10,181)	27,266
Inventories	(16,068)	(13,928)	(41,610)	(12,005)
Other current assets	(7,918)	(4,534)	(10,604)	(5,842)
Interest payable	8,562	(62)	8,223	340
Accounts payable and accrued liabilities	28,487	9,840	15,896	1,033

Cash provided by operating activities	161,574	26,369	236,065	75,192

Investing activities
Additions to property, plant and mine development	(117,017)	(155,002)	(229,580)	(310,349)
Decrease (increase) in short-term investments	166	(516)	174	(4,543)
Net proceeds on sale of available-for-sale securities and other	916	3,151	1,381	6,393
Purchases of available-for-sale securities	(183)	(225)	(6,290)	(2,977)
Decrease (increase) in restricted cash	(708)	(3,138)	(1,840)	324

Cash used in investing activities	(116,826)	(155,730)	(236,155)	(311,152)

Financing activities
Dividends paid	—	—	(26,830)	(27,132)
Repayment of capital lease obligations	(8,573)	(6,520)	(10,112)	(6,882)
Proceeds from long-term debt	1,101,000	70,000	1,201,000	285,000
Repayment of long-term debt	(1,101,000)	—	(1,181,000)	—
Sale-leaseback financing	—	10,888	3,005	10,888
Long-term debt financing costs	(12,488)	(4,572)	(12,488)	(4,572)
Proceeds from common shares issued	10,639	18,451	14,357	47,392

Cash provided by (used in) financing activities	(10,422)	88,247	(12,068)	304,694

Effect of exchange rate changes on cash and cash equivalents	(134)	2,990	(315)	1,571

Net increase (decrease) in cash and cash equivalents during the period	34,192	(38,124)	(12,473)	70,305
Cash and cash equivalents, beginning of period	113,615	176,811	160,280	68,382

Cash and cash equivalents, end of period	$147,807	$138,687	$147,807	$138,687

Other operating cash flow information:
Interest paid during the period	$4,708	$1,987	$13,430	$3,509

Income, mining and capital taxes paid during the period	$—	$1,112	$1,497	$2,859

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2009 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2009. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2010 and the results of operations and cash flows for the three and six months ended June 30, 2010 and 2009.

  Operating results for the three months and six ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2009 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Variable Interest Entities

  In June 2009, the FASB issued an amendment to its guidance for consolidation accounting to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Based on the Company's assessment, these changes do not have an impact on the accounting for our existing VIE (the Company's restricted share unit plan for certain employees).

  Fair Value Accounting

  In January 2010, the FASB guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 2, 2011. Based on the Company's assessment, these changes do not have an impact on the Company's required disclosures.

4.     FAIR VALUE MEASUREMENT

  Accounting Standards Codification ("ASC") 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

4.     FAIR VALUE MEASUREMENT (Continued)

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(1)	$7,789	$—	$7,789	$—
Available-for-sale securities(2)(3)	150,707	139,557	11,150	—
Trade receivables(4)	65,355	—	65,355	—
Derivative assets(3)	3,873	—	3,873	—

	$227,724	$139,557	$88,167	$—

Financial liabilities:
Derivative liabilities(3)	$1,622	$—	$1,622	$—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at fair value based on broker-dealer quotations.

(4)
Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale equity securities that are valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the three months ended March 31, 2009, the Company implemented a restricted share unit plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  During the three months ended March 31, 2010, the Company funded the plan by transferring $4.0 million (2009 — $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

5.     SHAREHOLDERS' EQUITY (Continued)

  shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  For the three and six months ended June 30, 2010 and 2009, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2010 were exercised:

Common shares outstanding at June 30, 2010	157,089,726
Employees' stock options	8,164,597
Warrants	8,600,000

173,854,323

  During the six months ended June 30, 2010, 2,795,080 (2009 — 2,271,000) options were granted with an exercise price of C$57.05 (2009 — C$62.63), 285,373 (2009 — 718,000) employee stock options were exercised for cash of $9.5 million (2009 — $18.9 million), and 53,050 (2009 — 70,000) options were cancelled with a weighted average exercise price of C$55.70 (2009 — C$56.50).

  During the three months ended June 30, 2010, 40,000 (2009 — 30,000) options were granted with an exercise price of C$63.70 (2009 — C$52.37), 226,048 (2009 — 115,700) employee stock options were exercised for cash of $8.2 million (2009 — $3.9 million), and 42,500 (2009 — nil) options were cancelled with a weighted average exercise price of C$57.14 (2009 — nil).

  The following table illustrates the changes in capital stock for the six months ended June 30, 2010:

	Shares	Amount
Common shares, beginning of period	156,655,056	$2,380,309
Shares issued under Employee Stock Option Plan	285,373	12,027
Shares issued under Incentive Share Purchase Plan	124,054	7,221
Shares issued under Dividend Reinvestment Plan	25,243	1,408

Common shares, end of period	157,089,726	$2,400,965
Restricted share unit plan	(58,369)	(3,859)

Total capital stock, end of period	157,031,357	$2,397,106

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Net income	$100,360	$1,227	$122,692	$55,568
Weighted average number of common shares outstanding — basic	156,899	155,805	156,789	155,498
Add: Dilutive impact of employee stock options	1,049	1,108	1,049	1,108
Dilutive impact of warrants	1,915	804	1,690	780
Dilutive impact of treasury shares related to restricted share unit plan	57	46	57	46

Weighted average number of common shares outstanding — diluted	159,920	157,763	159,585	157,432

Net income per share basic	$0.64	$0.01	$0.78	$0.36

Net income per share diluted	$0.63	$0.01	$0.77	$0.35

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

5.     SHAREHOLDERS' EQUITY (Continued)

  The calculation of diluted income per share has been computed using the treasury stock method.

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Six months ended June 30, 2010
	# of Options	Weighted average exercise price (C$)
Outstanding, beginning of period	5,707,940	$53.85
Granted	2,795,080	$57.05
Exercised	(285,373)	$34.77
Cancelled	(53,050)	$55.70

Outstanding, end of period	8,164,597	$55.60

Options exercisable at end of period	4,342,150	$53.23

  For the six months ended June 30, 2010 and 2009, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009
Risk-free interest rate	1.87%	1.26%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	44.3%	64.1%
Expected dividend yield	0.43%	0.42%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2010, the Company received proceeds of nil (2009 — $0.8 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of nil (2009 — $0.3 million).

  During the six months ended June 30, 2010, the Company received proceeds of $0.5 million (2009 — $1.3 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $0.4 million (2009 — $0.5 million).

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	As at June 30, 2010	As at December 31, 2009
Available-for-sale securities in an unrealized gain position
Cost	$50,239	$34,599
Unrealized gains in other comprehensive income	100,468	67,508

Estimated fair value	$150,707	$102,107

Available-for-sale securities in an unrealized loss position
Cost	$—	$9,871
Unrealized losses in other comprehensive income	—	(11)

Estimated fair value	$—	$9,860

Total estimated fair value of available-for-sale securities	$—	$111,967

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  In addition, the Company holds a position in Goldcorp warrants that have an exercise price of C$34.76 and expire in June 2011.

8.     LONG-TERM DEBT

  On April 7, 2010, the Company closed a private placement of an aggregate of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's credit facilities.

  In addition, on June 22, 2010, the Company amended and restated its credit facilities. The Company's $300 million and $600 million credit facilities were amended to become a single credit facility. The total amount available was increased from $900 million to $1.2 billion and the maturity date was extended to June 22, 2014.

  During the three months ended June 30, 2010, the Company repaid $600 million, net, to the credit facilities (2009 — $(70) million). At June 30, 2010, the credit facilities were drawn down by a total of $135.0 million (December 31, 2009 — $715.0 million).

  Total long-term debt interest costs incurred during the three and six months periods ended June 30, 2010 was $15.3 million (2009 — $2.3 million) and $19.8 million (2009 — $3.2 million) respectively. Total interest costs capitalized to property, plant and mine development for the three and six months periods ended June 30, 2010 was nil (2009 — $1.7 million) and $4.6 million (2009 — $2.8 million) respectively.

9.     INCOME TAXES

  On December 31, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the equivalent tax legislation for the Province of Quebec was enacted in the second quarter of 2010, the Company recognized the deferred tax benefit of $21.8 million relating to income taxes within the Province of Quebec.

10.   FINANCIAL INSTRUMENTS

  In the first quarter of 2010, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price of zinc associated with the LaRonde Mine's 2010 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 15,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. A total of 15,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the gain on derivative financial instruments component of the consolidated statements of income. During the three months ended June 30, 2010, the Company recognized a realized gain of $1.3 million. The first quarter options expired out of the money. As at June 30, 2010, the Company had an unrealized mark-to-market gain of $3.9 million.

  During the three months ended June 30, 2010, the Company wrote covered call options on the warrants of Goldcorp Inc. ("Goldcorp"). The Company sold these call options to reduce its price exposure to the Goldcorp warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. As at June 30, 2010, these options were unmatured with a premium of $0.9 million and a Black-Scholes calculated mark-to-market loss of $0.7 million.

  Premiums received on the sale of covered call options are recorded as a liability in the fair value of derivative financial instruments component of the consolidated balance sheets until they mature or the position is closed. The premiums received are expected to be recognized through the interest and sundry income component of the consolidated statements of income in the third quarter of 2010. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. Cash provided by operating activities in the consolidated statements of cash flows are adjusted for gains realized on the consolidated statements of income through the gain on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  There were no metal derivative positions during the three or six months ended June 30, 2009.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2010, the total amount of these guarantees was $101.4 million.

12.   SEGMENTED INFORMATION

  Agnico-Eagle predominantly operates in a single industry, namely exploration for and production of gold. Based on the internal reporting structure and the nature of the Company's activities, the Company identifies its reportable segments as those consolidated mining operations or functional groups that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. Consolidated mining operations or functional groups not meeting this threshold are aggregated at the applicable geographic region for segment reporting purposes. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, and the Latin America Exploration office

  Specific Corporate Head Office income and expense items are noted separately below.

  On May 1, 2009, both the Lapa Mine and Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Meadowbank Mine achieved commercial production March 1, 2010.

Three Months Ended June 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$271,568	$130,228	$33,088	$—	$(13,836)	$122,088
Europe	34,725	17,937	6,176	—	(4,025)	14,637
Latin America	41,163	18,408	4,739	—	434	17,582
Exploration	—	—	—	12,955	—	(12,955)

	$347,456	$166,573	$44,003	$12,955	$(17,427)	$141,352

Segment income						$141,352
Corporate and Other
Interest and sundry income						783
Gain on sale of available-for-sale securities						—
Gain on derivative financial instruments						5,705
General and administrative						(23,240)
Provincial capital tax						(742)
Interest expense						(15,309)

Income before income, mining and federal capital taxes						$108,549

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended June 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$126,749	$57,823	$13,424	$3,384	$15,935	$36,183
Europe	6,335	3,190	2,046	1,413	1,715	(2,029)
Latin America	—	—	—	2,476	(41)	(2,435)
Exploration	—	—	—	2,462	(945)	(1,517)

	$133,084	$61,013	$15,470	$9,735	$16,664	$30,202

Segment income						$30,202
Corporate and Other
Interest and sundry income						5,103
General and administrative						(13,253)
Gain on sale of available-for-sale securities						341
Provincial capital tax						(1,473)
Interest expense						(2,335)

Income before income, mining and federal capital taxes						$18,585

Six Months Ended June 30, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$448,183	$211,588	$53,449	$—	$(3,677)	$186,823
Europe	69,213	40,955	13,290	—	(4,687)	19,655
Latin America	67,643	32,257	7,767	—	(162)	27,781
Exploration	—	—	—	20,459	—	(20,459)

	$585,039	$284,800	$74,506	$20,459	$(8,526)	$213,800

Segment income						$213,800
Corporate and Other
Interest and sundry income						2,159
Gain on sale of available-for-sale securities						346
Gain on derivative financial instruments						5,156
General and administrative						(51,670)
Provincial capital tax						(155)
Interest expense						(19,813)

Income before income, mining and federal capital taxes						$149,823

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2010

12.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$232,580	$107,541	$25,554	$4,869	$9,381	$85,235
Europe	6,335	3,190	2,046	3,452	302	(2,655)
Latin America	—	—	—	4,430	(34)	(4,396)
Exploration	—	—	—	3,233	(478)	(2,755)

	$238,915	$110,731	$27,600	$15,984	$9,171	$75,429

Segment income						$75,429
Corporate and Other
Interest and sundry income						9,796
Gain on sale of available-for-sale securities						535
General and administrative						(32,053)
Provincial capital tax						(2,582)
Interest expense						(3,204)

Income before income, mining and federal capital taxes						$47,921

 13.   SUBSEQUENT EVENTS

  Subsequent to the second quarter of 2010, the Company and Meliadine Holdings Inc. (formerly Comaplex Minerals Corp.) ("Meliadine") jointly announced the completion of the acquisition of Meliadine by Agnico-Eagle. Agnico-Eagle acquired all of the shares of Meliadine (the "Meliadine Shares") that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the terms of the arrangement, Agnico-Eagle issued a total of 10.2 million shares to the shareholders of Meliadine other than Agnico-Eagle.

  Additionally, each Meliadine shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") received one common share of Geomark Exploration Ltd. ("Geomark") for each Meliadine Share held prior to the acquisition of Meliadine by Agnico-Eagle. Pursuant to the arrangement, Meliadine transferred to Geomark all assets and related liabilities other than those relating to the Meliadine gold exploration properties and related assets in Nunavut, Canada. The Geomark assets include all of Meliadine's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments.

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  Exhibit 99.1
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2010